Exhibit 3

For immediate release	For information, contact
First Citizens Bank
Craig L. Nix
Chief Financial Officer
Phone: 803.733.2659

First Citizens Consummates Its Going-Private Transaction

COLUMBIA, S.C., January 13, 2006 – On January 12, 2006, the shareholders of First Citizens Bancorporation, Inc. (OTCBB: FCBN) (the “Company”) approved, and the Company consummated, a plan of reorganization enabling the Company to terminate its reporting obligations with the Securities and Exchange Commission (the “SEC”). The plan reduces the number of record holders of the Company’s voting common stock below the threshold required for SEC deregistration through the Company’s purchase of the shares of voting common stock held by shareholders owning 170 or fewer shares.

Based on the record ownership of the Company’s outstanding common stock on January 12, 2006, the effective date of the transaction, the Company expects to purchase a total of 43,392 shares of voting common stock from 912 shareholders of record at a purchase price of $735.00 per share, or an aggregate of $31,893,120. The Company will fund the purchase out of available cash.

First Citizens Bancorporation, Inc. is a two-bank financial holding company headquartered in Columbia, South Carolina, with $5.32 billion in total consolidated assets as of September 30, 2005. For more information, visit the First Citizens web site at www.firstcitizensonline.com.